2023 United Community
Annual Report ——



TABLE OF CONTENTS



To our growing United community:

At United Community, our goal is to achieve consistent performance through both good and uncertain times. We do that by focusing on the basics—building great teams, providing exceptional customer service, and taking a conservative approach to growth. 2023 proved to be a volatile year for the banking industry, but United performed well because of our attention to those core strategies.

We accomplished many strategic goals during 2023. We began the year by completing the Progress Financial Corporation merger. This gave us entry into attractive markets in Alabama and the Florida Panhandle, and, more importantly, it brought us a great team of bankers to continue to propel our growth. In February, we announced a merger agreement with First National Bank of South Miami—a community bank with more than seven decades of experience serving that market, and an outstanding team ready to help us build our Florida market.

With our desired Southeastern footprint largely settled, we felt 2023 was the opportune time to invest in our brand to build for the future. So, under the leadership of our new Chief Marketing Officer, we updated our logo and refreshed our brand, which was met with positive reviews.



Our teams received several recognitions during the year, including being named one of America's Most Trusted Companies by *Newsweek* and one of the Best Banks to Work For by *American Banker*. We added a new outstanding director to an already strong and experienced Board of Directors, and we continued to build our talent across the bank as we added or promoted individuals to key leadership positions, both in customer-facing and risk and control functions.

As we look forward to 2024, economic conditions are still unsettled. The yield curve continues to be inverted— long a predictor of possible recession, and a condition that makes healthy risk-taking difficult, as investors are incented to invest short term rather than long term. Concerns about commercial real estate lending are elevated. Fiscal policy is unsustainably expansionary while monetary policy is highly restrictive. We will likely have one of the most contentious presidential elections in our lifetimes this year. For these reasons, we expect continuing market volatility in 2024.

> **To perform well amid this volatile environment, our focus in 2024 is on what we believe "moves the needle."**

First, our teams. We plan to continue hiring great people and investing in new training and development programs. Many of our competitors are either distracted by merger integrations or are liquidity-constrained, providing us with opportunities to attract great bankers. Secondly, customer service. Our internal customer service scores are at near record levels because our teams are exceptionally proactive in serving our clients. We believe that our service model is a key difference in our ability to compete and win.






WE ♥ OUR COMMUNITY
United Community Bank


Brave
SMILE
United Community
DATE 9.28.23
PAY TO THE ORDER OF Liberty Middle Drama Club
$2,500.00
Two Thousand Five Hundred 00/100
DOLLARS
MEMO Donation from the UCB Foundation

We believe that great people providing great service leads to great long-term financial results. During 2023, during a period of uncertainty in the industry regarding deposit stability, our teams grew deposits by $1.4 billion, or 8.4%—an outstanding achievement. Loans, excluding acquisitions, grew by $972 million, or 6.3%—also a strong performance. Our capital ratios remain above peer averages, and our balance sheet liquidity remains exceptional, allowing us the financial strength to continue to grow and serve our customers and markets. In 2024, we expect to continue to grow responsibly in both loans and deposits. We also are focused on increasing our net interest margin, with more attention to how we price loans, and growing low-cost deposits. We are confident in our loan underwriting and believe that we will perform well on a relative basis on credit costs in 2024.

> **A successful bank does more than provide strong financial returns—a great bank also builds communities.**

We do that for two reasons. First, a bank naturally reflects the economic vitality of the markets it serves. The more economically successful a community is, the more successful we will be. Equally important, we have an innate human need to make a difference and impact those around us. During 2023, our teams donated 6,786 hours to serve our communities, and our foundation supported that work with more than $580,000 in donations to deserving nonprofits.

Despite the unsettled markets of 2023, your company performed well and is in position to grow and thrive in 2024. The culture we have carefully crafted over the years has created an environment to attract and grow great people—the secret to any strong business. I am looking forward to a very successful 2024 because of the strength of the people of United. Thank you for your support!

H. Lynn Harton
Chairman, CEO, and President
United Community Banks, Inc.

EXECUTIVE OFFICERS



H. Lynn Harton
Chairman, CEO, and
President, UCBI



Richard W. Bradshaw
Chief Banking Officer



Jefferson Harralson
Chief Financial Officer



Robert A. Edwards
Chief Risk Officer



Melinda Davis Lux
General Counsel and
Corporate Secretary



Holly Berry
Chief Human
Resources Officer



Mark Terry
Chief Information Officer



Abraham A. Cox
Chief Marketing Officer

FINANCIAL HIGHLIGHTS

($ in millions, except per share data)

	2023	2022
Earnings Summary		
Net interest revenue	$ 817.7	$ 752.4
Provision for credit losses	(89.4)	(63.9)
Noninterest income	75.5	137.7
Noninterest expense	(571.3)	(470.2)
Income tax expense	(45.0)	(78.5)
Net income—GAAP	**187.5**	**277.5**
Merger-related and non-operating charges, net of tax benefit	67.4	15.1
Net income—operating[1]	**$ 254.9**	**$ 292.6**
Pre-tax pre-provision income [2]	$ 322.0	
Per Common Share		
Diluted earnings—GAAP	$ 1.54	$ 2.52
Diluted earnings—operating[1]	2.11	2.66
Cash dividends declared	0.92	0.86
Book value	26.52	24.38
Tangible book value[3]	18.39	17.13
Performance Measures		
Net interest margin	3.35 %	3.38 %
Allowance for loan losses to loans	1.14	1.04
Return on assets—GAAP	0.68	1.13
Return on assets—operating[1]	0.94	1.19
Return on common equity—GAAP[4]	5.34	9.54
Return on tangible common equity—operating[1, 3, 4]	10.63	14.04
Equity to total assets	11.95	11.25
Tangible common equity to tangible assets[3]	8.36	7.88
Tier 1 risk-based capital ratio	12.60	12.81
As of Year-End		
Loans	$ 18,319	$ 15,335
Investment securities	5,822	6,228
Total assets	27,297	24,009
Deposits	23,311	19,877
Shareholders' equity	3,262	2,701
Common shares outstanding (thousands)	119,010	106,223
Employees	3,151	2,873
Banking offices	207	192

[1] Excludes the effect of merger-related and other non-operating charges of $88.9 million and $19.4 million, respectively, in 2023 and 2022.
[2] Excludes income taxes and provision for credit losses.
[3] Excludes the effect of acquisition-related intangible assets.
[4] Net income less preferred dividends divided by average realized common equity, which excludes accumulated other comprehensive income (loss).

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share data)

	2023	2022
Assets		
Cash and due from banks	$ 200,781	$ 195,771
Interest-bearing deposits in banks	803,094	316,082
Federal funds and other short-term investments	-	135,000
Cash and cash equivalents	1,003,875	646,853
Debt securities available-for-sale	3,331,084	3,614,333
Debt securities held-to-maturity (fair value $2,095,630 and $2,191,073)	2,490,848	2,613,648
Loans held for sale, at fair value	33,008	13,600
Loans, net of unearned income	18,318,755	15,334,627
Less allowance for loan losses	(208,071)	(159,357)
Loans, net	18,110,684	15,175,270
Premises and equipment, net	378,421	298,456
Bank owned life insurance	345,371	299,297
Accrued interest receivable	87,782	72,807
Net deferred tax asset	113,214	129,313
Derivative financial instruments	50,352	50,636
Goodwill and other intangible assets, net	990,087	779,248
Other assets	362,525	315,423
Total assets	**$ 27,297,251**	**$ 24,008,884**
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,534,307	$ 7,643,081
Interest-bearing deposits	16,776,304	12,233,426
Total deposits	23,310,611	19,876,507
Short-term borrowings	-	158,933
Federal Home Loan Bank advances	-	550,000
Long-term debt	324,823	324,663
Derivative financial instruments	84,811	99,543
Accrued expenses and other liabilities	315,481	298,564
Total liabilities	**24,035,726**	**21,308,210**
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $1 par value; 10,000,000 shares authorized; Series I, $25,000 per share liquidation preference; 3,662 and 4,000 shares. Series I issued and outstanding, respectively	88,266	96,422
Common stock, $1 par value; 200,000,000 shares authorized; 119,010,319 and 106,222,758 shares issued and outstanding, respectively	119,010	106,223
Common stock issuable; 620,108 and 607,128 shares, respectively	13,110	12,307
Capital surplus	2,699,112	2,306,366
Retained earnings	581,219	508,844
Accumulated other comprehensive loss	(239,192)	(329,488)
Total shareholders' equity	**3,261,525**	**2,700,674**
Total liabilities and shareholders' equity	**$ 27,297,251**	**$ 24,008,884**

CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share data)

	2023	2022	2021
Interest Revenue			
Loans, including fees	$ 1,042,605	$ 673,402	$ 505,734
Investment securities:			
Taxable	162,505	121,501	61,994
Tax exempt	7,295	10,323	8,978
Deposits in banks and short-term investments	24,702	7,929	2,088
Total interest revenue	1,237,107	813,155	578,794
Interest Expense			
Deposits	395,574	42,099	14,845
Short-term borrowings	3,195	507	-
Federal Home Loan Bank advances	5,761	1,424	3
Long-term debt	14,812	16,768	14,912
Total interest expense	419,342	60,798	29,760
Net interest revenue	817,765	752,357	549,034
Provision for credit losses	89,430	63,913	(37,550)
Net interest revenue after provision for credit losses	728,335	688,444	586,584
Noninterest Income			
Service charges and fees	38,412	38,163	33,868
Mortgage loan gains and other related fees	19,220	32,524	58,446
Brokerage and wealth management fees	23,740	23,594	18,998
Gains from other loan sales	9,146	10,730	11,267
Other lending and loan servicing fees	13,973	10,005	9,427
Securities (losses) gains, net	(53,333)	(3,872)	83
Other	24,325	26,563	25,729
Total noninterest income	75,483	137,707	157,818
Total revenue	803,818	826,151	744,402
Noninterest Expenses			
Salaries and employee benefits	318,464	276,205	241,443
Occupancy	42,640	36,247	28,619
Communications and equipment	43,264	38,234	29,829
Professional fees	26,732	20,166	20,589
Lending and loan servicing expense	9,722	9,350	10,859
Outside services - electronic banking	11,577	12,583	9,481
Postage, printing and supplies	9,467	8,749	7,110
Advertising and public relations	9,473	8,384	5,910
FDIC assessments and other regulatory charges	27,449	9,894	7,398
Amortization of intangibles	15,175	6,826	4,045
Merger-related and other charges	27,210	19,375	13,970
Other	30,100	24,136	17,386
Total noninterest expenses	571,273	470,149	396,639
Income before income taxes	232,545	356,002	347,763
Income tax expense	45,001	78,530	77,962
Net income	$ 187,544	$ 277,472	$ 269,801
Preferred stock dividends, net of discount repurchases	5,665	6,875	6,875
Undistributed earnings allocated to unvested shares	1,032	1,462	1,657
Net income available to common shareholders	$ 180,847	$ 269,135	$ 261,269
Income per common share:			
Basic	$ 1.54	$ 2.52	$ 2.97
Diluted	1.54	2.52	2.97
Weighted average common shares outstanding:			
Basic	117,603	106,661	87,940
Diluted	117,745	106,778	88,097

SELECTED DATA—QUARTERLY SUMMARY

($ in millions, except per share data)

	2023 Q4	Q3	Q2	Q1	2022 Q4
Earnings Summary					
Net interest revenue	$ 203.5	$ 202.6	$ 200.2	$ 211.4	$ 209.9
Provision for credit losses	(14.6)	(30.3)	(22.7)	(21.8)	(19.8)
Noninterest income	(23.1)	32.0	36.4	30.2	33.3
Noninterest expense	(154.6)	(144.5)	(132.4)	(139.8)	(117.3)
Income tax benefit (expense)	2.9	(11.9)	(18.2)	(17.8)	(24.6)
Net income—GAAP	14.1	47.9	63.3	62.2	81.5
Merger-related & non-operating charges, net of tax benefit	50.7	7.1	2.8	6.8	1.1
Net income—operating[1]	$ 64.8	$ 55.0	$ 66.1	$ 69.0	$ 82.6
Pre-tax pre-provision income[5]	$ 25.8	$ 90.0	$ 104.3	$ 101.9	$ 125.9
Performance Measures					
Per common share:					
Diluted net income—GAAP	$ 0.11	$ 0.39	$ 0.53	$ 0.52	$ 0.74
Diluted net income—operating[1]	0.53	0.45	0.55	0.58	0.75
Cash dividends declared	0.23	0.23	0.23	0.23	0.22
Book value	26.52	25.87	25.98	25.76	24.38
Tangible book value[2]	18.39	17.70	17.83	17.59	17.13
Key performance ratios:					
Net interest margin (fully taxable equivalent)[3]	3.19 %	3.24 %	3.37 %	3.61 %	3.76 %
Return on assets—GAAP[3]	0.18	0.68	0.95	0.95	1.33
Return on assets—operating[1,3]	0.92	0.79	1.00	1.06	1.35
Return on common equity—GAAP[3,4]	1.44	5.32	7.47	7.34	10.86
Return on common equity—operating[1,3,4]	7.27	6.14	7.82	8.15	11.01
Return on tangible common equity—operating[1,2,3,4]	10.58	9.03	11.35	11.63	15.20
Equity to total assets	11.95	11.85	11.89	11.90	11.25
Tangible common equity to tangible assets[2]	8.36	8.18	8.21	8.17	7.88
Asset Quality					
Non-performing assets (NPAs)	$ 92.9	$ 90.9	$ 103.7	$ 73.4	$ 44.3
Allowance for credit losses—loans and leases	208.1	201.6	190.7	176.5	159.4
Allowance for credit losses—total	224.1	219.6	212.3	197.9	180.5
Net charge-offs	10.1	26.6	8.4	7.1	6.6
Allowance for credit losses—loans and leases to loans	1.14 %	1.11 %	1.10 %	1.03 %	1.04 %
Net charge-offs to average loans[3]	0.22	0.59	0.20	0.17	0.17
NPAs to total assets	0.34	0.34	0.40	0.28	0.18
At Period End					
Loans	$ 18,319	$ 18,203	$ 17,395	$ 17,125	$ 15,335
Investment securities	5,822	5,701	5,914	5,915	6,228
Total assets	27,297	26,869	26,120	25,872	24,009
Deposits	23,311	22,858	22,252	22,005	19,877
Shareholders' equity	3,262	3,184	3,106	3,078	2,701
Common shares outstanding (thousands)	119,010	118,976	115,266	115,152	106,223

[1] Excludes merger-related and other non-operating charges.
[2] Excludes the effect of acquisition related intangible assets.
[3] Annualized.
[4] Net income less preferred dividends divided by average realized common equity, which excludes accumulated other comprehensive loss.
[5] Excludes income taxes and provision for credit losses.

CORPORATE INFORMATION

Financial Information

Analysts and investors seeking financial information should contact:

Jefferson L. Harralson,
Chief Financial Officer
864-240-6208
jefferson_harralson@ucbi.com

Stock Price

		High	Low	Close	Average Daily Volume
2022	4th	39.50	32.09	33.80	566,908
2023	1st	$35.25	$25.13	$28.12	714,381
	2nd	28.45	20.37	24.99	658,145
	3rd	30.18	24.29	25.41	553,643
	4th	30.75	21.63	29.26	642,068

This Annual Report contains forward-looking statements that involve risk and uncertainty, and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. A discussion of factors that could cause actual results to differ materially from those expressed in the forward-looking statements is included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission.

This Annual Report also contains financial measures that were prepared on a basis different from accounting principles generally accepted in the United States ("GAAP"). References to operating performance measures are non-GAAP financial measures. Management has included such non-GAAP financial measures because such non-GAAP measures exclude certain non-recurring revenue and expense items and therefore provide a meaningful basis for analyzing financial trends. A reconciliation of these measures to financial measures determined using GAAP is included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission.

BOARD OF DIRECTORS

Thomas A. Richlovsky
Lead Director,
Retired Chief Financial Officer and Treasurer
National City Corporation

Jennifer M. Bazante
Chief Marketing Officer
Humana

George Bell
Former Executive Vice President
Truist

James P. Clements, Ph.D.
President
Clemson University

Kenneth L. Daniels
Retired Chief Credit Risk and Policy Officer
BB&T Corporation

Lance F. Drummond
Retired Executive Vice President
Operations and Technology
TD Canada Trust

John James
Retired SVP - Americas Legal Entity Controller Executive
Bank of America

H. Lynn Harton
Chairman, Chief Executive Officer, and President

Jennifer Mann
Executive Vice President
Chief Human Resources Officer
SAS Institute, Inc.

David C. Shaver
Chief Executive Officer
Cost Segregation Advisors, LLC

Tim R. Wallis
Owner and President
Wallis Printing Company

David H. Wilkins
Partner
Nelson, Mullins, Riley & Scarborough, LLP

EXECUTIVE OFFICERS

H. Lynn Harton
Chairman, Chief Executive Officer, and President

Richard W. Bradshaw
Chief Banking Officer

Abraham A. Cox
Chief Marketing Officer

Holly Berry
Chief Human Resources Officer

Robert A. Edwards
Chief Risk Officer

Jefferson L. Harralson
Chief Financial Officer

Melinda Davis Lux
General Counsel and Corporate Secretary

Mark Terry
Chief Information Officer



